Exhibit 77C

The Annual Meeting of the Shareholders of the Fund was held on July 26, 2011.  Holders of the Fund’s common shares of beneficial interest, par value $0.01 per share (“Common Shares”) voted on the election of Class I Trustees.

Voting results with respect to the election of Class I Trustees by holders of Common Shares are set forth below:

Name	# of Shares in Favor	# of Shares Withheld
Randall C. Barnes	15,620,986	494,531
Frank E. Burgess	15,618,080	497,437

The terms of the following Trustees of the Fund did not expire in 2011: James R. Imhoff, Jr., Ronald A. Nyberg, Ronald E. Toupin, Jr. and Lorence Wheeler.